UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

SB Partners
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class Securities)

N/A
(CUSIP Number)

L. Roth, 1 New Haven Avenue, Box 11, Suite 207, Milford, CT 06460 (203) 283-9594
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2011
(Date of Event which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

CUSIP No.               N/A                                                  Page  2   of   4  Pages

SCHEDULE 13D/A
1. NAME OF REPORTING PERSON – SRE Clearing Services Corporation
S.S. or I.R.S. IDENTIFICATION No. OF ABOVE PERSON 51-0369797

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7. SOLE VOTING POWER
NUMBER OF	2721.5
SHARES
BENEFICIALLY	8. SHARED VOTING POWER
OWNED BY	N/A
EACH
REPORTING	9. SOLE DISPOSTIVE POWER
PERSON	2721.5

10. SHARED DISPOSTIVE POWER
N/A

11. AGGREGATE AMOUT BENEFICALLY OWNED BY EACH REPORTING PERSON
2721.5 Units of Limited Partnership Interest

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.1%

14. TYPER OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                                     Page  3 of  4 Pages

This Amendment No. 27 to Schedule 13D amends the Schedule 13D initially filed on July 14, 1997 (collectively, with amendments thereto, the "Schedule 13D").

Item 1.                      Security and Issuer

The title of class of equity securities to which this statement relates is Units of Limited Partnership Interest of SB Partners, the (“Issuer”), a New York limited partnership having its principal offices at 1 New Haven Avenue, Box 11, Suite 207, Milford, CT. 06460.

Item 2.                      Identity and Background

This report is being filed by SRE Clearing Services Corporation, (the “Corporation”), a corporation organized under the laws of the state of Delaware for the purpose of owning and holding investments in equity securities, having its principal office at 1251 Avenue of the Americas, 35th floor, New York, NY 10020.  The Corporation is an affiliate of the general partner of the Issuer.  There are no and for the last five years have been no criminal or civil proceedings involving the corporation.

Attached as Appendix A is information concerning the directors and executive officers of the Corporation.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

The funds used for the purchase of the Units of Limited Partnership Interest are from unencumbered working capital of the Corporation.  No part of the funds represents borrowings from a bank.  Approximately $3,810,736 has been expended.

Item 4.                      Purpose of Transaction.

The units of limited partnership interest are being acquired for investment purposes, without any intention of changing or influencing control of the Issuer.  Although the forgoing is an accurate reflection of the present plans and intentions of the Corporation, the forgoing is subject to change at any time.  In the event of a material change in its present plans or intentions, the Corporation will amend this schedule 13D to reflect such change.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

As of June 21, 2011, the Corporation owns 2,721.5 units of limited partnership interest, a total of thirty-five and one tenth percent (35.1%) of the total units outstanding of 7,752.5 units.  No units are held personally by any of the directors or officers of the Corporation.  To the extent limited partners have any voting powers, those powers are at the sole discretion of the Corporation, as is the power to dispose or direct the disposition of the units beneficially owned.

During the last sixty days, the Corporation has purchased a total of thirty-one (31.0) units from former unitholders.

No other person has rights to receive or direct dividends or distributions relating to, or the proceeds from the sale of, the units owned by the Corporation.

Item 6.                      Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, or understandings with respect to securities of the Issuer, as pertain to the persons named in Item 2 – Identity and Background.  The relationship of the persons is fully described in Item 2.

                                                    Page  4 of  4 Pages
Item 7.                      Material to be Filed as Exhibits.

None of the required exhibits is applicable to this filing, as none of the pertinent disclosures are applicable.  Please refer also to Items 3, 4, and 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 28, 2011	/s/ Leland J. Roth
(Date)	(Signature)

Leland J. Roth, Treasurer
(Name/Title)

Appendix A

The following sets forth the information with respect to the directors and executive officers of SRE
Clearing Services Corporations:

NAME                                     TITLE                               ADDRESS                                CITIZEN-                      LEGAL
                 SHIP                       MATTER
(S)                                       (S)                                    (S)                                    (S)                             (S)

John H. Streicker                      Director                               1251 Avenue of  the                  U.S.              NONE
    President                             Americas, 35th floor
    Sole Shareholder                New York, NY 10020

David Weiner                           Managing                          1251 Avenue of  the                        U.S.                           NONE
    Director                              Americas, 35th floor
              New York, NY 10020

Millie C. Cassidy                      Managing                          1251 Avenue of  the                        U.S.                           NONE
    Director                              Americas, 35th floor
              New York, NY 10020